Sit Mutual Funds

3300 IDS Center · 80 South Eighth Street · Minneapolis, MN · 55402

Investor Line: 800-332-5580
www.sitfunds.com

AVERAGE ANNUAL RETURNS FOR PERIODS ENDED FEBRUARY 28, 2010

SIT EQUITY FUNDS	Three Month*	Six Month*	One Year	Three Year	Five Year	Ten Year	Since Inception	Inception Date	12-Month Distribution Rate As of 2/28/2010(1)
Balanced SIBAX	1.77%	7.82%	33.99%	-0.34%	3.09%	0.09%	6.09%	12/31/93	2.81%
S&P 500 Index	1.31	9.32	53.62	-5.67	0.37	-0.31	7.49		
Barclays Capital Aggregate Bond Index	0.31	3.19	9.32	6.18	5.36	6.44	6.22		
Dividend Growth Class I SDVGX	1.42	8.22	45.47	-0.74	4.54	—	5.84	12/31/03	1.88
S&P 500 Index	1.31	9.32	53.62	-5.67	0.37	—	1.93		
Dividend Growth Class S SDVSX	1.46	8.22	45.10	-0.98	—	—	2.24	3/31/06	1.68
S&P 500 Index	1.31	9.32	53.62	-5.67	—	—	-1.88		
Global Dividend Growth Class I GDGIX	-0.41	6.64	45.99	—	—	—	10.90	9/30/08	1.57
Global Dividend Growth Class S GDGSX	-0.56	6.42	45.57	—	—	—	10.63	9/30/08	1.34
Composite Index(2)	-0.71	5.83	54.15	—	—	—	-0.66		
S&P 500 Index	1.31	9.32	53.62	—	—	—	-1.34		
MSCI EAFE Index	-3.69	0.72	54.58	—	—	—	0.10		
Large Cap Growth SNIGX	1.40	8.01	42.43	-1.65	3.09	-3.50	9.53	9/2/82	
Russell 1000® Growth Index	1.98	11.32	54.19	-2.45	1.89	-4.09	10.22		
Mid Cap Growth NBNGX	7.75	12.98	58.17	-4.33	3.24	-4.64	11.57	9/2/82	
Russell Midcap® Growth Index	7.01	13.70	67.09	-4.01	2.60	-2.32	—		
International Growth SNGRX	-2.10	5.67	53.91	-7.61	1.18	-6.60	3.43	11/1/91	
MSCI EAFE Growth Index	-2.34	3.89	49.44	-6.64	2.43	-1.70	3.26		
Small Cap Growth SSMGX	8.62	15.45	57.41	-3.56	3.46	-3.26	9.74	7/1/94	
Russell 2000® Growth Index	8.22	10.64	61.85	-4.58	1.47	-3.36	5.30		
Developing Markets Growth SDMGX	-2.78	13.71	90.05	1.19	10.73	3.60	5.22	7/1/94	
MSCI Emerging Markets Index	-1.80	11.49	87.45	1.48	9.72	6.52	4.36		

*3-month and 6-month returns not annualized.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read the prospectus carefully before you invest or send money.

(1) Based on the last 12 months of distributed net investment income and average NAV as of 2/28/2010. One of the investment objectives of Sit Balanced Fund, Sit Dividend Growth Fund and Sit Global Dividend Growth Fund is to provide income, which is distributed quarterly.

(2) Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Sit Mutual Funds

3300 IDS Center · 80 South Eighth Street · Minneapolis, MN · 55402

Investor Line: 800-332-5580
www.sitfunds.com

TOTAL RETURN BY CALENDAR YEAR

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	YTD 2010
Balanced SIBAX	-4.80%	-12.99%	-18.59%	19.20%	9.22%	7.51%	7.88%	10.52%	-26.88%	23.12%	0.00%
S&P 500 Index	-9.11	-11.88	-22.10	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	-0.61
Barclays Capital Aggregate Bond Index	11.63	8.44	10.25	4.10	4.34	2.43	4.33	6.97	5.24	5.93	1.91
Dividend Growth Class I[1] SDVGX	—	—	—	—	10.91	9.41	18.29	12.89	-29.60	25.59	-0.97
S&P 500 Index	—	—	—	—	10.88	4.91	15.80	5.50	-37.00	26.47	-0.61
Dividend Growth Class S[1] SDVSX	—	—	—	—	—	—	11.25[2]	12.56	-29.77	25.25	-0.97
S&P 500 Index	—	—	—	—	—	—	11.11[2]	5.50	-37.00	26.47	-0.61
Global Dividend Growth Class I[1][3] GDGIX	—	—	—	—	—	—	—	—	-5.25[5]	24.65	-1.99
Global Dividend Growth Class S[1][3] GDGSX	—	—	—	—	—	—	—	—	-5.31[5]	24.40	-2.07
Composite Index[4]	—	—	—	—	—	—	—	—	-21.11[5]	28.67	-2.40
S&P 500 Index	—	—	—	—	—	—	—	—	-21.94[5]	26.47	-0.61
MSCI EAFE Index	—	—	—	—	—	—	—	—	-19.95[5]	31.78	-5.06
Large Cap Growth[6] SNIGX	-13.84	-27.70	-30.58	26.34	12.79	9.59	9.54	14.14	-34.10	28.14	-1.23
Russell 1000® Growth Index	-22.43	-20.42	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44	37.21	-1.08
Mid Cap Growth[7][8] NBNGX	-4.35	-33.39	-34.64	38.51	17.02	15.27	9.56	18.87	-45.34	35.59	2.46
Russell Midcap® Growth Index	-11.75	-20.15	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	0.77
International Growth[3] SNGRX	-26.66	-33.26	-29.84	28.70	12.97	14.67	18.19	16.08	-44.99	27.65	-3.47
MSCI EAFE Growth Index	-24.51	-24.58	-16.02	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	-4.25
Small Cap Growth[8] SSMGX	6.25	-28.19	-26.22	34.57	6.79	18.52	7.99	20.43	-42.96	33.06	1.54
Russell 2000® Growth Index	-22.44	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	-0.31
Developing Markets Growth[3] SDMGX	-30.18	-12.01	-18.37	45.96	16.54	33.77	31.59	40.72	-55.26	73.97	-5.45
MSCI Emerging Markets Index	-31.80	-4.91	-7.97	51.59	22.45	30.31	29.18	36.48	-54.48	74.50	-5.41

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative.

(1) The Fund offers its shares in two classes: Class I shares and Class S shares. The annual returns shown for the Class I shares are substantially similar to the Class S because both classes of shares are invested in the same portfolio of securities. Returns differ only to the extent that the 12b-1 distribution fee (0.25%) that is charged to the Class S Shares.
(2) Due to the Fund's inception date of 3/31/06, the 2006 calendar year returns for the Sit Dividend Growth Fund Class S and its benchmark (S&P 500 Index) reflect nine months of performance.
(3) International investing has special risks, such as currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.
(4) Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.
(5) Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns for the Sit Global Dividend Growth Fund and its benchmarks reflect performance since 9/30/08.
(6) Pursuant to a Plan of Reorganization on 7/14/00, the Large Cap Growth Fund acquired all of the assets of Regional Growth Fund in exchange for shares of common stock of the Large Cap Growth Fund.
(7) Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.
(8) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Sit Mutual Funds

3300 IDS Center · 80 South Eighth Street · Minneapolis, MN · 55402

Investor Line: 800-332-5580
www.sitfunds.com

AVERAGE ANNUAL RETURNS FOR PERIODS ENDED FEBRUARY 28, 2010

SIT FIXED-INCOME FUNDS	Three Month*	Six Month*	One Year	Three Year	Five Year	Ten Year	Since Inception	Inception Date	30-Day SEC Yield (As of 2/28/2010)	Distribution Rate[2] (As of 2/28/2010)
U.S. Government Securities SNGVX	0.43%	2.56%	7.57%	6.41%	5.36%	5.45%	6.60%	6/2/87	4.26%	4.28%
Barclays Capital Interm. Govt. Bond Index	-0.13	1.87	2.88	6.25	5.19	5.78	6.71			
Tax-Free Income[1] SNTIX	2.25	6.71	17.57	1.44	2.30	3.86	5.25	9/29/88	5.38[3]	4.88
Barclays Capital 5-Year Municipal Bond Index	1.55	3.85	7.26	6.42	4.94	5.38	5.88			
Minnesota Tax-Free Income SMTFX	2.27	7.01	15.87	3.48	3.96	4.94	4.89	12/1/93	4.47[4]	4.57
Barclays Capital 5-Year Municipal Bond Index	1.55	3.85	7.26	6.42	4.94	5.38	5.08			

*3-month and 6-month returns not annualized.

TOTAL RETURN BY CALENDAR YEAR

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	YTD 2010
U.S. Government Securities SNGVX	9.15%	8.56%	5.79%	1.19%	3.35%	2.49%	4.13%	6.92%	5.13%	7.78%	0.73%
Barclays Capital Interm. Govt. Bond Index	10.47	8.42	9.64	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	1.73
Tax-Free Income[1] SNTIX	8.32	5.84	5.69	2.87	3.96	3.30	3.54	0.26	-15.77	22.42	1.75
Barclays Capital 5-Year Municipal Bond Index	7.72	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40	1.60
Minnesota Tax-Free Income SMTFX	8.09	5.85	7.06	4.42	3.68	4.44	4.92	1.04	-10.75	22.04	1.47
Barclays Capital 5-Year Municipal Bond Index	7.72	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40	1.60

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read this prospectus carefully before you invest or send money.

(1) Pursuant to a Plan of Reorganization on 7/27/07, the Tax-Free Income Fund ("Tax-Free Fund") acquired all of the assets of Florida Tax-Free Income Fund ("Florida Fund") and issued shareholders of Florida Fund shares of Tax-Free Fund equal in value to the shares of Florida Fund that they owned. Florida Fund was liquidated and dissolved.
(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 2/28/2010.
(3) For individuals in the 25%, 28%, 33% and 35% federal tax brackets, the federal tax equivalent yields are 7.17%, 7.47%, 8.03% and 8.28% respectively. (Income subject to state tax, if any.)
(4) For Minnesota residents in the 25%, 28%, 33% and 35% federal tax brackets, the double exempt tax equivalent yields are 6.47%, 6.74%, 7.24% and 7.46% respectively. (Assumes the maximum Minnesota tax bracket of 7.85%).